Exhibit 99.2

Quhuo Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: QH)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 29, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Quhuo Limited (the “Company”) will be held at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on December 29, 2022 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions:

1.	To ratify the appointment of Mr. Gang Wang as a director of the board of directors of the Company (the “Board”). The biography of Mr. Wang is included in the Exhibit A attached hereto;

2.	To ratify the appointment of Ms. Wenying Lyu as a director of the Board. The biography of Ms. Lyu is included in the Exhibit B attached hereto; and

3.	To ratify the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

The Board has provided the following resolutions for approval by the Company’s shareholders:

RESOLVED THAT the appointment of Mr. Gang Wang as a director of the Board be, and hereby is, ratified;

RESOLVED FURTHER THAT the appointment of Ms. Wenying Lyu as a director of the Board be, and hereby is, ratified; and

RESOLVED FURTHER THAT the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 be, and hereby is, ratified.

The Board has fixed the close of business on November 14, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents ten Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the Class A ordinary shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any material opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 10:00 a.m. (Eastern Standard Time), December 20, 2022. Only the registered holders of record at the close of business on November 14, 2022 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.quhuo.cn/. For a hard copy, shareholders may contact the Company via telephone number (86-10) 5923-6208, or via email to ir@meishisong.cn.

By Order of the Board of Directors,

/s/ Leslie Yu
Leslie Yu
Chairman

Beijing, November 14, 2022

Exhibit A

Biography of Mr. Gang Wang (“Mr. Wang”)

Mr. Wang has served as the chief operating officer of Quhuo Limited since September 2014 and a director since July 2022. He also served as a director of Quhuo Limited from August 2019 to July 2020. Prior to joining the Company, Mr. Wang served as the head of supply chain at Kidsland (China) Trading Co., Ltd., a subsidiary of Kidsland International Holdings Limited (HKEX: 2122) from March 2011 to March 2014. Mr. Wang was a site operation manager at DHL Supply Chain (China) Co., Ltd. from May 2006 to March 2011. Mr. Wang received his bachelor’s degree from Wuhan University of Technology in 1996 and his master’s degree in business administration from Capital University of Economics and Business in 2011.

Exhibit B

Biography of Ms. Wenying Lyu (“Ms. Lyu”)

Ms. Lyu currently serves as the Head of the Strategic Investment Management Department of Baidu, a leading AI company with a strong Internet foundation. Prior to joining Baidu in October 2019, Ms. Lyu had nine years of experience in investment banking from China International Capital Corporation Limited and Goldman Sachs Gao Hua Securities Company Limited. Ms. Lyu received a bachelor’s degree from the University of Virginia in 2010 and an MBA degree from the Wharton School of the University of Pennsylvania in 2015.